

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

March 29, 2011

Via Facsimile
Harold F. Schultz
Chief Executive Officer
Vault America, Inc.
319 Prominence Heights SW
Calgary, Alberta T3H 2Z6

> **Re: Vault America, Inc.**
> **Form 10-K for the fiscal year ended October 31, 2010**
> **Filed December 23, 2010**
> **File No. 333-74928**

Dear Mr. Schultz:

We have reviewed your filing and have the following comments. Please note that we have limited our review to only your financial statements and related disclosures. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

Form 10-K for the fiscal year ended October 31, 2010

Item 9a. Controls and Procedures, page 10

1. We note that you conducted an evaluation of your disclosure controls and procedures within 90 days of the filing date of the report. Revise to disclose your conclusions as of the end of the period covered by the report. We refer you to Item 307 of Regulation S-K.

2. Please revise to comply with the disclosure requirements in Item 308(T) of Regulation S-K.

<u>Item 15. Exhibits, Financial Statement Schedules, page 15</u>

3. We are unable to locate Exhibit 21.1 (Subsidiaries of the Company) and Exhibit 99.1 (Consent of Independent Registered Public Accounting Firm).   Your disclosures suggest these exhibits are filed herewith. Please advise or revise accordingly.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Morgan Youngwood at (202) 551-3479 if you have questions regarding comments on the financial statements and related matters. Please contact me at (202) 551-3730 with any other questions.

Sincerely,

/s/ Stephen Krikorian

Stephen Krikorian
Accounting Branch Chief